Exhibit 99.4

Abu Dhabi : New power and desalination project for GDF SUEZ

in the Middle East

GDF SUEZ has won the contract and signed for 20 years the Power and Water Purchase agreement for the Shuweihat 2 power generation and seawater desalination plant, a major Independent Power and Water Project in Abu Dhabi, United Arab Emirates.

Shuweihat 2 is a greenfield, natural gas-fired installation that will deliver 1,500 MW of electricity and 454,610 cu.m./day of water. The plant will be located in the west of the Emirate, approximately 280 km from Al Taweelah, another power generation and desalination plant in which GDF SUEZ has a 20% stake. Completion and start-up of the Shuweihat 2 plant is scheduled for 2011.

GDF SUEZ owns 40% of Shuweihat 2, with the remaining 60% owned by Abu Dhabi Water and Electricity Authority (ADWEA), which issued the tender. An affiliate of ADWEA, the Abu Dhabi Water and Electricity Company (ADWEC) is the sole off-taker of the output in the plant, as stipulated in the 20-year Power and Water Purchase Agreement.

Dirk Beeuwsaert, CEO of GDF SUEZ Energy International, commented: “With Shuweihat 2, we now have 10 plants in our Middle East portfolio, the majority combining power and desalination. They represent over 12,000 MW of electricity and 2 million cu.m. of water per day, an increasingly significant part of GDF SUEZ’s overall energy assets. We firmly believe in the energy and water opportunities in the Gulf, which offer long-term off-take contracts within a well-developed legal framework in a region with strong growth.”

Demand for power in the United Arab Emirates is surging due to the population growth and an industrial boom, fuelled by record oil prices. Abu Dhabi aims to raise power generation capacity by 35% over the next 5 years, with demand for power rising by almost 80% by 2012. Water demand is estimated to grow at 5% per year.

ADWEA is planning to launch a similar project, Shuweihat 3, within the coming months to cope with the country’s energy and water needs.

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GDF SUEZ Energy International’s presence in the Middle East

In the Middle East, GDF SUEZ will now have a direct equity interest in over 12,000 MW and more than 2 million cu.m. of water per day making us the leading private power developer in the Gulf region. Currently total investment cost for GDF SUEZ’s Middle East assets is approximately 11 billion USD.

Oman

¡	Al Manah: First independent power producer in the Gulf region - 289 MW - acquired in 1994 - operational

¡	Sohar: 586 MW power plant and 6,250 cu.m./h water desalination plant - awarded in 2004 - operational

¡	Al Rusail: 665 MW power plant, first privatization in the electricity sector in Oman- acquired in 2006 - operational

¡	Barka 2: 678 MW power plant and 5,000 cu.m./h sea water desalination plant - reverse osmosis technology supplied by Degremont (contract won in 2006) - under construction

Abu Dhabi

¡	Al Taweelah: Power generation and desalination plant representing 1,360 MW of power and 16,056 cu.m./h of water (acquired in 2000) - operational

Bahrain

¡	Al Ezzel: 966 MW power generation plant (contract awarded in 2004) - operational

¡	Al Hidd: Power production and desalination plant, 938 MW and 5,682 cu.m./h of water (acquired in 2006) - operational

Saudi Arabia

¡	Marafiq: 2,750 MW power plant and 800,000 cu.m./day of seawater desalination plant, largest of its kind in the world - contract awarded end of 2006 - under construction

Qatar

¡	Ras Laffan C: 2,630 MW power plant and 286,000 cu.m./day of seawater desalination plant, contract awarded in Feb 2008, under construction.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Contacts:

GDF SUEZ Press Tel: +33 1 47 54 24 35 press@gdfsuez.com Investor Relations Tel: +33 1 40 06 64 89 e-mail: arnaud.erbin@gdfsuez.com	GDF SUEZ Energy International External Communications Tel: +32 2 510 7069 e-mail: katja.damman@gdfsuez.com